May 24, 2005


Room 4561

Mr. John H. Lowry III
Secretary
Catuity, Inc.
2711 E. Jefferson Ave.
Detroit, Michigan 48207

Re:	Catuity, Inc.
	Preliminary Proxy Statement on Schedule 14A
	Filed May 12, 2005
	File No. 0-30045

Dear Mr. Lowry:

	This is to advise you that we have limited our review of your filing to the matters addressed in the comments below. No further review of the proxy statement has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the proxy statement are urged to be certain that all information required under the Securities Exchange Act of 1934 has been included.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A

Proposals 9, 11, 14 and 15

1. Please disclose whether you have any current plans, proposals or arrangements regarding the options to be authorized under your new restricted stock plans or the additional options to be authorized under your existing stock option plans. For example, have you agreed to issue options or restricted shares to any specific individuals? If so, please disclose and if not, please revise the disclosure regarding each applicable proposal to indicate that you have no such plans at this time.

Proposal 6-Acquisition of Loyalty Magic Pty. Ltd.

2. While we note the disclosure you have provided in your "Risk Factors" section regarding the dilutive effect of the acquisition on current shareholders, please expand your disclosure regarding Proposal 6 to more clearly illustrate how the ownership of the Company will change following the acquisition. For example, it appears that there would be a material change to the Company`s beneficial ownership following the acquisition. Consider including a beneficial ownership table in this section to present both pre-and post-acquisition information.


*	*	*	*	*

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

* the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      If you have any questions, please call Sara Kalin at (202)
551-
3454.  If you need further assistance, you may contact me at (202)
551-3730.



							Sincerely,



							Mark P. Shuman
							Branch Chief-Legal


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Mr. John Lowry
May 24, 2005
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